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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                             _____________________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ______________________


                             DATA TRANSLATION, INC.
                             ----------------------
             (Exact Name of Registrant as Specified in Its Charter)


     DELAWARE                                             04-3332230
     --------                                             ----------
(State of Incorporation                                (I.R.S. Employer
or Organization)                                       Identification no.)


100 Locke Drive, Marlboro, MA                                01752
-----------------------------                                -----
(Address of Principal Executive Offices)                  (Zip Code)


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
 If this form relates to the registration of a       If this form relates to the registration of
 class of securities pursuant to Section 12(b) of    a class of securities pursuant to Section
 the Exchange Act and is effective pursuant to       12(g) of the Exchange Act and is effective
 General Instruction A.(c), please check the         pursuant to General Instruction A.(d),
 following box. [_]                                  please check the following box. [X]
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Securities Act registration statement file number to which this form relates:_________________
         (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                    Name of Each Exchange on Which
     to be so Registered                    Each Class is to be Registered
     -------------------                    ------------------------------

           NONE                                          NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
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                               (Title of Class)
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                                      -2-

Item 1.  Description of Registrant's Securities to be Registered.

     On April 14, 1999, the Board of Directors of Data Translation, Inc. (the "Company") declared a dividend of one fractional preferred share purchase right
 -------
(a "Right") for each outstanding share of common stock, par value $0.01 per
    -----
share (the "Common Shares"), of the Company.  The dividend is payable on April
            -------------
30, 1999 (the "Record Date") to the stockholders of record on that date.  Except
               -----------
as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.01 per share (the "Preferred Shares"), at a price of $21 per one one-hundredth of a Preferred
 ----------------
Share (the "Purchase Price"), subject to adjustment or substitution of other
            --------------
securities of the Company in place of the Preferred Shares. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement")
                                                              ----------------
between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent").
                                                                ------------

     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Rights certificates will be distributed. Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the
     ----------------
outstanding Common Shares (the date of such an announcement being a "Shares
                                                                     ------
Acquisition Date"), or (ii) 10 business days (or such later date as may be
----------------
determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (in either case, (i) or (ii), the "Distribution
                                                                  ------------
Date"), the Rights will be evidenced, with respect to any of the Common Share
----
certificates outstanding as of the Record Date, by such Common Share certificates together with a copy of this Summary of Rights.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to
                                     -------------------
holders of record of the Common Shares as of the close of business on the
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                                      -3-

Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 30, 2009 (the "Final Expiration Date"), unless the Rights
                                    ---------------------
are earlier redeemed by the Company, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     If, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is
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                                      -4-

involved in a merger or other business combination transaction in which the Common Shares are exchanged or changed, or 50% or more of the Company's consolidated assets or earning power are sold (in one transaction or a series of transactions), proper provision will be made so that each holder of a Right (other than an Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right.

     If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. Upon
                                                                     ----
occurrence of any of the events described in the immediately preceding sentence,
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any Rights that are, or (under certain circumstances specified in the Rights
----------------------------------------------------------------------------
Agreement) were, beneficially owned by any Acquiring Person shall immediately
-----------------------------------------------------------------------------
become null and void.
--------------------

     At any time after the occurrence of any such event and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the earlier of (i) the tenth day after a Shares Acquisition Date, or (ii) the expiration of the Rights, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at
      ----------------
such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
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                                      -5-

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period
           --------  -------
governing redemption shall be made at such time as the Rights are not redeemable.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $0.001 per Right prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is attached to the Company's Current Report on Form 8-K filed on April 28, 1999. The Rights Agreement, including all exhibits, is hereby incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.
------------------

     1. Rights Agreement, dated as of April 30, 1999 between the Company and BankBoston, N.A., as Rights Agent (incorporated herein by reference to Exhibit
99.1 to the Company's Report on Form 8-K filed on April 28, 1999) (File No. 000-21367).

     2. Press Release, dated April 26, 1999 (incorporated herein by reference to Exhibit 99.2 to the Company's Report on Form 8-K filed on April 28, 1999) (File No. 000-21367).

     3. Form of Certificate of Designations (incorporated herein by reference to Exhibit A to Exhibit 99.1 to the Company's Report on Form 8-K filed on April 28, 1999) (File No. 000-21367).
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                                      -6-

     4. Form of Rights Certificate (incorporated herein by reference to Exhibit B to Exhibit 99.1 to the Company's Report on Form 8-K filed on April 28, 1999) (File No. 000-21367).

     5.  Summary of Rights (incorporated herein by reference to Exhibit C to
Exhibit 99.1 to the Company's report on Form 8-K filed on April 28, 1999) (File No. 000-21367).
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                                      -7-

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                              DATA TRANSLATION, INC.

                              By:  \s\ Alfred A. Molinari
                                 ------------------------------------
                                 Alfred A. Molinari
                                 Title: Chairman, President and
                                        Chief Executive Officer

Dated: July 12, 1999